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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ 07.689.002/0001-89

NIRE 35.300.325.761

MATERIAL FACT

Embraer S.A. (the “Company”), in compliance with CVM Resolution 44/2021, informs its shareholders and the market that on January 11, 2022, the Company, through its subsidiary Embraer Portugal S.A., entered into a binding contract for the sale of all of the shares of its wholly-owned subsidiaries Embraer Portugal Estruturas Metálicas S.A. (“EEM”) and Embraer Portugal Estruturas em Compósitos S.A. (“EEC”) to Aernnova Aerospace, SAU, headquartered in Spain (“Aernnova”), for the reference price of US$ 172 million, subject to the usual adjustments for this type of transaction on the closing date (the “Transaction”).

EEM and EEC are currently dedicated to supplying certain components used in the manufacture of aircraft by the Company and by Embraer Executive Aircraft, LLC. The Company hereby informs that, after the closing of the Transaction, Aernnova will undertake the operation of EEM’s and EEC’s industrial plants and will ensure the level of production and supply of such components for Embraer aircraft portfolio.

The Transaction, which has been unanimously approved by the Company’s board of directors, is expected to close in the first quarter of 2022, following the fulfillment of certain conditions precedent.

The Transaction is an integral part of the Company’s assets optimization which aims at maximizing facilities use and profitability improvement. In keeping with its strategy of innovation and growth, the Company will maintain its shareholders and the market duly informed about new material information relating to the transaction.

São José dos Campos, January 12, 2022.

Antonio Carlos Garcia

Executive Vice-President, Finance &

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations